EXHIBIT 5.2

Thomson Reuters PLC Three Times Square New York New York 10036	Allen & Overy LLP One Bishops Square London E1 6AO United Kingdom Tel +44 (0)20 3088 0000 Fax +44 (0)20 3088 0088

Our ref 14944-00333 CO:8333951.2
30 June 2008
Ladies and Gentlemen
Registration Statement on Form S-8
We have acted as English legal advisers to Thomson Reuters PLC (“TR PLC”), a company incorporated under the laws of England and Wales, in connection with the Registration Statement on Form S-8 (the “Registration Statement”) being filed by Thomson Reuters Corporation and TR PLC under the Securities Act of 1933, as amended, with respect to 8,500,000 ordinary shares of TR PLC (the “Ordinary Shares”) which may be issued by TR PLC pursuant (i) the Thomson Reuters Stock Incentive Plan; (ii) the Thomson Reuters U.S. Employee Stock Purchase Plan; (iii) the Thomson Reuters Global Employee Stock Purchase Plan; and (iv) the Thomson Reuters Deferred Compensation Plan ((i) to (iv) hereof collectively, the “Plans”).
In connection with giving this opinion, we have made such investigations and examined originals or copies certified or otherwise identified to our satisfaction of such documents, records and certificates of TR PLC and government officials as we have considered necessary or relevant for the purposes of this opinion, including:
(a)	a copy of the current memorandum and articles of association of TR PLC; and

(b)	the Registration Statement.
Except as stated above, we have not examined any documents or records or carried out any searches or enquiries for the purposes of this opinion. In giving this opinion, we have assumed, without independent investigation:
(a)	the genuineness of all signatures, the legal capacity of all individuals who have executed any of the documents reviewed by us and the authenticity of all documents submitted to us as originals;
(b)	the conformity to the originals of all documents submitted to us as certified, photostatic, reproduced or conformed copies of valid existing agreements or other documents, the authenticity of the latter documents and that the statements regarding matters of fact in the certificates, records, agreements, instruments and documents that we have examined are accurate and complete;
(c)	TR PLC has not made a payment out of capital in respect of the purchase of its own shares which would cause a liability to be incurred by its shareholders under the UK Insolvency Act 1986 (as amended);
(d)	none of the holders of TR PLC’s shares has or will receive any dividends or distribution which constitute an unlawful distribution pursuant to common law or the UK Companies Acts of 1985 and 2006;
Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is regulated by the Solicitors Regulation Authority of England and Wales. The term partner is used to refer to a member of Allen & Overy LLP or an employee or consultant with equivalent standing and qualifications. A list of the members of Allen & Overy LLP and of the non-members who are designated as partners is open to inspection at its registered office, One Bishops Square, London E1 6AO.
Allen & Overy LLP or an affiliated undertaking has an office in each of: Abu Dhabi, Amsterdam, Antwerp, Bangkok, Beijing, Bratislava, Brussels, Budapest, Dubai, Düsseldorf, Frankfurt, Hamburg, Hong Kong, London, Luxembourg, Madrid, Mannheim, Milan, Moscow, New York, Paris, Prague, Riyadh (associated office), Rome, Shanghai, Singapore, Tokyo and Warsaw.

(e)	there is no actual or implied additional contractual relationship between TR PLC and the holders of the Ordinary Shares, except for the articles of association of TR PLC;
(f)	the Ordinary Shares will comprise part of the authorised but unissued share capital of TR PLC at the time of issue and they will be properly allotted and issued by TR PLC, under all applicable laws and by its memorandum of association and articles of association, including registering the new members in TR PLC’s register of members as appropriate;
(g)	TR PLC’s board of directors will properly authorise the allotment and issue of the Ordinary Shares before their allotment and issue;
(h)	the Ordinary Shares will, before or upon allotment or issue, have been fully paid in accordance with the UK Companies Acts of 1985 and 2006; and
(i)	each of the foregoing assumptions will be true and accurate at and immediately prior to the time of issue of the relevant Ordinary Shares.
The opinion below is limited to English law as currently applied by the English courts and is given on the basis that it will be governed by and construed in accordance with current English law. Accordingly, we express no opinion with regard to any other system of law.
Based and relying upon and subject to the foregoing we are of the opinion that when issued in accordance with and pursuant to any of the Plans, the Ordinary Shares will be validly issued and outstanding as fully paid and non-assessable.
For the purposes of this opinion, we have assumed that the term “non-assessable” in relation to Ordinary Shares means, under English law, that the holder of such shares, in respect of which all amounts due on such shares as to the nominal amount and any premium thereon have been fully paid, will be under no further obligation to contribute to the liabilities of TR PLC solely in its capacity as holder of such shares.
The opinion set out in this letter is given as of the date of this letter, and we disclaim any obligation, express or implied, to update the opinion after the date of this letter.
We consent to the inclusion of this opinion as an exhibit to the Form S-8. In giving this consent, we do not admit that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended, or the rules and regulations promulgated under that Act.
Yours faithfully,
/s/ Allen & Overy LLP